UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): August 1, 2023

PROOF ACQUISITION CORP I
(Exact name of registrant as specified in its charter)

Delaware	001-41104	86-2707040
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

11911 Freedom Drive, Suite 1080
Reston, VA 20190
(Address of principal executive offices, including zip code)

Registrant’s telephone number, including area code: (571) 310-4949

Not Applicable
(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered

Units, each consisting of one share of Class A common stock and one-half of one Redeemable Warrant	PACI.U	The New York Stock Exchange

Class A common stock included as part of the units	PACI	The New York Stock Exchange

Redeemable Warrants included as part of the units	PACI.WS	The New York Stock Exchange

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 1.01.	Entry into a Material Definitive Agreement.

Business Combination Agreement

On August 1, 2023, PROOF Acquisition Corp I, a Delaware corporation (prior to the Effective Time (as defined below), “PACI” and, at and after the Effective Time, “Volato Group”) entered into a Business Combination Agreement (as it may be amended, supplemented or otherwise modified from time to time, the “Business Combination Agreement”) with PACI Merger Sub, Inc., a Delaware corporation and a direct, wholly-owned subsidiary of PACI (“Merger Sub”), and Volato, Inc., a Georgia corporation (“Volato”). Pursuant to the terms of the Business Combination Agreement, a business combination between PACI and Volato will be effected through the merger of Merger Sub with and into Volato, with Volato surviving the merger as a wholly-owned subsidiary of Volato Group (the “Business Combination,” and together with the other transactions contemplated by the Business Combination Agreement and the other agreements contemplated thereby, the “Transactions”). The board of directors of PACI (the “Board”) formed a special committee comprised entirely of independent and disinterested directors (the “Special Committee”) to consider and negotiate the terms and conditions of the Business Combination Agreement and to recommend to the Board whether to pursue the Business Combination and, if so, on what terms and conditions. After careful consideration, the PACI Board, based in part on the unanimous recommendation of the Special Committee, has unanimously (i) approved and declared advisable the Business Combination Agreement and the Transactions and (ii) resolved to recommend the approval and adoption of the Business Combination Agreement and the Transactions by the stockholders of PACI.

Treatment of Securities

Common Stock of Volato. At the effective time of the Business Combination (the “Effective Time”), by virtue of the Business Combination and without any action on the part of any Volato stockholder, subject to and in consideration of the terms and conditions set forth in the Business Combination Agreement, each share of Volato common stock, par value $0.001 per share (“Volato Common Stock”) that is issued and outstanding immediately prior to the Effective Time (other than Dissenting Shares) shall be converted into the right to receive a pro rata share of the aggregate merger consideration (the “Aggregate Merger Consideration”), which will be equal to  a number of shares of Class A Common Stock of Volato Group with an aggregate value equal to (x) $190,000,000, plus (y) the sum of the aggregate exercise prices of all vested Volato Options (as defined below) as of immediately prior to Effective Time, plus (z) the aggregate amount of any Volato private equity financing of up to $60,000,000 (collectively, the “Private Financing”), if and to the extent consummated prior to closing under the Business Combination Agreement (the “Closing”) in accordance with the terms of the Business Combination Agreement. . All shares of Volato Common Stock converted into such consideration shall thereafter no longer be outstanding and shall cease to exist, and each holder of Volato Common Stock shall thereafter cease to have any rights with respect to such securities, except the right to receive the applicable consideration into which such shares of Volato Common Stock shall have been converted into in the Business Combination.

Preferred Stock of Volato. At the Effective Time and without any action on the part of any Volato stockholder, subject to and in consideration of the terms and conditions set forth in the Business Combination Agreement, each share of Volato preferred stock, par value $0.001 per share (“Volato Preferred Stock”) that is issued and outstanding immediately prior to the Effective Time (other than Dissenting Shares) shall be converted into the right to receive a pro rata share (on an as-converted to Volato Common Stock basis) of the Aggregate Merger Consideration. All shares of Volato Preferred Stock converted into such consideration shall thereafter no longer be outstanding and shall cease to exist, and each holder of Volato Preferred Stock shall thereafter cease to have any rights with respect to such securities, except the right to receive the applicable consideration into which such shares of Volato Preferred Stock shall have been converted into in the Business Combination.

Common Stock of Merger Sub. At the Effective Time, by virtue of the Business Combination and without any action on the part of any holder thereof, all of the shares of common stock, par value $0.01 per share, of Merger Sub issued and outstanding immediately prior to the Effective Time shall no longer be outstanding and shall be converted into and exchanged for, collectively, all of the share capital of the Surviving Corporation (as defined in the Business Combination Agreement) and all such shares shall constitute the only outstanding shares of capital stock of the Surviving Corporation as of immediately following the Effective Time.

 Treasury Shares. At the Effective Time, by virtue of the Business Combination and without any action on the part of any holder thereof, each share of Volato Preferred Stock and Volato Common Stock held in the treasury of Volato immediately prior to the Effective Time shall be cancelled and no payment or distribution shall be made with respect thereto.

Stock Options. As of the Effective Time, each then-outstanding unexercised option (whether vested or unvested) to purchase shares of Volato Common Stock granted under any Volato stock plan (a “Volato Option”) shall be assumed by Volato Group and shall be converted into a stock option (a “Volato Group Option”) to acquire shares of Class A Common Stock of Volato Group, par value $0.0001 per share, in accordance with the Business Combination Agreement. Each such Volato Option as so assumed and converted shall be exercisable upon payment of the applicable exercise price for a pro rata share of the Aggregate Merger Consideration based on the number of shares of Volato Common Stock subject to the corresponding Volato Option immediately prior to the Effective Time. Following the Effective Time, each Volato Group Option shall be subject to the 2021 Plan (described below) and to the same terms and conditions, including, without limitation, vesting conditions, as had applied to the corresponding Volato Option as of immediately prior to the Effective Time, except for such terms rendered inoperative by reason of the Business Combination, subject to such adjustments as reasonably determined by the Board to be necessary or appropriate to give effect to the conversion or the Business Combination.

Dissenting Shares. Dissenting Shares shall not be converted into the right to receive a portion of the Aggregate Merger Consideration and shall instead represent the right to receive payment of the fair value of such Dissenting Shares in accordance with and to the extent provided by the Georgia Business Corporation Code (the “GBCC”). At the Effective Time, all Dissenting Shares shall be cancelled, extinguished, and cease to exist and the holders of Dissenting Shares shall be entitled only to such rights as may be granted to them under the GBCC. If any such holder fails to perfect or otherwise waives, withdraws, or loses such holder’s right to appraisal under the GBCC or other applicable law, then the right of such holder to be paid the fair value of such Dissenting Shares shall cease and such Dissenting Shares shall be deemed to have been converted, as of the Effective Time, into the right to receive a portion of the Aggregate Merger Consideration upon the terms and conditions set forth in the Business Combination Agreement.

Representations and Warranties

The Business Combination Agreement contains customary representations and warranties of the parties thereto, as well as representations and warranties by Volato relating to its compliance with applicable aviation laws.

Covenants

The Business Combination Agreement includes customary covenants of the parties with respect to the operation of their respective businesses prior to the consummation of the Business Combination and efforts to satisfy conditions to the consummation of the Business Combination. The Business Combination Agreement also contains additional covenants of the parties, including, among others, covenants providing for PACI and Volato to use commercially reasonable efforts to cause the registration statement to be filed by PACI to register the shares of Class A Common Stock of Volato Group to be issued in the Transactions (the “Registration Statement”) and the related proxy statement/prospectus to comply with the rules and regulations promulgated by the SEC, to have the Registration Statement declared effective under the Securities Act as promptly as practicable after such filing and to keep the Registration Statement effective as long as is necessary to consummate the Business Combination. PACI and Volato have also agreed to obtain all requisite approvals of their respective stockholders including, in the case of PACI, (a) approval of the Business Combination, (b) approval of Volato Group’s amended and restated certificate of incorporation, (c) approval of the issuance of Class A Common Stock of Volato Group in connection with the Transactions, to the extent required under NYSE listing rules, (d) adoption of the 2023 Plan, and (e) approval of any other proposals reasonably necessary to consummate the Transactions. Additionally, PACI has agreed to include in the proxy statement/prospectus the recommendation of its Board that stockholders approve the Business Combination and related proposals to be presented at the Special Meeting to be held for that purpose.

2023 Plan

PACI has agreed to adopt, subject to stockholder approval, the 2023 Plan to be effective as of the Closing and in a form mutually acceptable to PACI and Volato. The 2023 Plan shall provide for the reservation of an aggregate number of shares of Class A Common Stock of Volato Group equal to 20% of the fully diluted outstanding shares of Common Stock of Volato Group immediately after the Closing, for issuance pursuant to the 2023 Plan, subject to annual increases as provided in the 2023 Plan

2021 Plan

PACI has agreed to adopt the 2021 Plan to be effective as of the Closing and in a form mutually acceptable to PACI and Volato. The 2021 Plan shall provide for the reservation of an aggregate number of shares of Class A Common Stock of Volato Group equal to the number of shares issuable upon exercise of the Volato Options, for issuance pursuant to the 2021 Plan, subject to adjustment as provided in the 2021 Plan.

 PACI Available Cash Amount

PACI agreed to use its reasonable best efforts to invest prior to the Closing, or have available in its trust account at the Closing, $35,000,000 net of expenses as more fully described in the Business Combination Agreement.

Non-Solicitation Restrictions; Exclusivity

Each of PACI, Merger Sub and Volato has agreed that from the date of the Business Combination Agreement to the Effective Time or, if earlier, the valid termination of the Business Combination Agreement in accordance with its terms, it shall not, and shall use its reasonable best efforts to cause its Representatives (as defined in the Business Combination Agreement) not to, (a) make any proposal or offer that constitutes a Business Combination Proposal (as defined in the Business Combination Agreement), (b) initiate, solicit, or engage in any negotiations with any Person with respect to, or provide any non-public information or data concerning PACI or the Company to any Person relating to, a Business Combination Proposal or afford to any Person access to the business, properties, assets, or personnel of PACI or the Company in connection with a Business Combination Proposal, (c) enter into any acquisition agreement, business combination, merger agreement, or similar definitive agreement, or any letter of intent, memorandum of understanding, or agreement in principle, or any other agreement, relating to a Business Combination Proposal, (d) otherwise knowingly encourage or facilitate any such inquiries, proposals, discussions, or negotiations or any effort or attempt by any Person to make a Business Combination Proposal, (e) approve, endorse, or recommend, or propose to approve, endorse, or recommend, a Business Combination Proposal, or (f) agree or otherwise commit to enter into or engage in any of the foregoing, in each case, other than with the Group Companies or any of their Representatives, in each of the foregoing cases subject to relevant fiduciary duties of the respective parties. Each Party has also agreed it shall and shall use commercially reasonable efforts to cause its Representatives to, (i) immediately cease and terminate all discussions and negotiations with any Persons that may be ongoing with respect to a Business Combination Proposal (other than any Party or any of its Representatives), and (ii) promptly, and in any event within two Business Days of receipt, notify the other Parties if it receives any proposal, offer or submission with respect to a Business Combination Proposal after the date of the Business Combination Agreement.

Conditions to Closing

The consummation of the Business Combination is conditioned upon, among other things, (i) the absence of any governmental order, statute, rule or regulation enjoining or prohibiting the consummation of the Transactions, (iii) the amendment and restatement of the Volato Group organizational documents and the completion of the Registration Statement, (iv) receipt of PACI stockholder approval and certain Volato stockholder approvals, and (v) the approval for listing of Class A Common Stock of Volato Group on the NYSE or other national exchange subject only to official notice of issuance thereof. In addition, solely with respect to PACI, (A) each of the representations and warranties of Volato being true and correct to applicable standards and each of the covenants of Volato having been performed or complied with in all material respects, (B) there has not occurred a Company Material Adverse Effect (as defined in the Business Combination Agreement) that is continuing as of the Effective Time, (C) holders of not more than 5% of the outstanding shares of Volato Capital Stock (calculated on an as-converted basis) shall have dissented or preserved their rights to seek appraisal of any of their shares of Volato Capital Stock, and (D) the execution and delivery of certain ancillary agreements. Finally, solely with respect to Volato, (A) each of the representations and warranties of PACI and Merger Sub being true and correct to applicable standards and each of the covenants of PACI and Merger Sub having been performed or complied with in all material respects (including, without limitation, adoption by PACI of the 2021 Plan and the 2023 Plan), (B) there has not occurred a PACI Material Adverse Effect (as defined in the Business Combination Agreement) that is continuing as of the Effective Time, (C) all of the directors and officers of PACI (other than any director identified as continuing directors of PACI after the Business Combination effective time) shall have resigned or otherwise been removed effective as of the Business Combination, and (D) the execution and delivery of certain ancillary agreements.

Termination

The Business Combination Agreement may be terminated and the transactions contemplated thereby abandoned:

(i).	by mutual written consent of PACI and Volato;

(ii).
prior to the Closing, by written notice by either PACI or Volato if the other party has breached its representations, warranties, covenants, or agreements in the Business Combination Agreement such that the conditions to Closing cannot be satisfied and such breach cannot be cured within certain specified time periods; provided that the terminating party is not then in material breach of its representation, warranties, covenants, or agreements under the Business Combination Agreement;

(iii).	prior to the Closing, by written notice by either PACI or Volato if the Transactions are not consummated on or before December 1, 2023;

(iv).
prior to the Closing, by written notice by either PACI or Volato if the consummation of the Business Combination is permanently enjoined or prohibited by the terms of a final, non-appealable, governmental order or a statue, rule, or regulation;

(v).	by either PACI or Volato if PACI stockholders do not approve the Business Combination Agreement at the Special Meeting; or

(vi).	by PACI if there has been a Change in Recommendation (as defined the Business Combination Agreement).

The Business Combination Agreement and other agreements described below have been included to provide investors with information regarding their respective terms. They are not intended to provide any other factual information about PACI, Volato or the other parties thereto. In particular, the assertions embodied in the representations and warranties in the Business Combination Agreement were made as of a specified date, are modified or qualified by information in one or more confidential disclosure letters prepared in connection with the execution and delivery of the Business Combination Agreement, may be subject to a contractual standard of materiality different from what might be viewed as material to investors, or may have been used for the purpose of allocating risk between the parties. Accordingly, the representations and warranties in the Business Combination Agreement are not necessarily characterizations of the actual state of facts about PACI, Volato or the other parties thereto at the time they were made or otherwise and should only be read in conjunction with the other information that PACI makes publicly available in reports, statements and other documents filed with the SEC. PACI and Volato investors and securityholders are not third-party beneficiaries under the Business Combination Agreement.

Certain Related Agreements

Sponsor Support Agreement. In connection with the execution of the Business Combination Agreement, PROOF Acquisition Sponsor I, LLC, a Delaware limited liability company (“Sponsor”) entered into a support agreement with Volato and PACI (the “Sponsor Support Agreement”) pursuant to which the Sponsor has agreed to vote all Founder Shares (as therein defined) beneficially owned by it in favor of the Business Combination. Further, pursuant to the Sponsor Support Agreement, Sponsor agreed to use up to 50% of the Founder Shares to satisfy its obligations with respect to the minimum cash condition described above.

Amended and Restated Registration and Stockholder Rights Agreement. In connection with the Transactions, PACI, the Sponsor and certain stockholders of each of PACI and Volato who will receive Class A Common Stock of Volato Group pursuant to the Business Combination Agreement will enter into an amended and restated registration and stockholder rights agreement (“Registration Rights Agreement”), to become effective upon the Closing.

Lock-up Agreement and Arrangements.  Prior to the consummation of the Transactions, certain Volato stockholders, including certain existing stockholders of Volato holding greater than 250,000 shares of its share capital as well as the officers and directors of PACI and Volato, will enter into a lock-up agreement (the “Stockholder Lock-up Agreement”) with PACI. Under the terms of the Stockholder Lock-up Agreement, such stockholders, will each agree, subject to certain customary exceptions, that during the period that is the earlier of (i) the date that is 180 days following the Effective Time, and (ii) the date specified in a written waiver of the provisions of the Stockholder Lock-up Agreement duly executed by Sponsor and PACI, not to offer, sell, contract to sell, pledge, or otherwise dispose of, directly or indirectly, any Lock-up Shares, enter into a transaction that would have the same effect, or enter into any swap, hedge or other arrangement that transfers, in whole or in part, any of the economic consequences of ownership of such Lock-up Shares (whether any of these transactions are to be settled by delivery of any such Lock-up Shares, in cash, or otherwise), publicly disclose the intention to make any offer, sale, pledge or disposition, or to enter into any transaction, swap, hedge, or other arrangement, or engage in any “short sales” as defined in Rule 200 promulgated under Regulation SHO under the Exchange Act, or any type of direct and indirect stock pledges, forward sale contracts, options, puts, calls, swaps, and similar arrangements (including on a total return basis), or sales or other transactions through non-US broker dealers or foreign regulated brokers. As used herein, “Lock-up Shares” means, in the case of Volato stockholders, those shares of Class A Common Stock of Volato Group received by such Volato stockholder as merger consideration in the Transactions and beneficially owned by such Volato stockholder as specified on the signature block of the Stockholder Lock-up Agreement.

The foregoing descriptions of agreements and the transactions and documents contemplated thereby are not complete and are subject to and qualified in their entirety by reference to the Business Combination Agreement and the Sponsor Support Agreement, copies of which are filed with this Current Report on Form 8-K and the terms of which are incorporated by reference herein.

Important Information for Investors and Stockholders

This document relates to a proposed transaction between PACI and Volato. This document does not constitute an offer to sell or exchange, or the solicitation of an offer to buy or exchange, any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, sale or exchange would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. PACI intends to file a registration statement on Form S-4 with the SEC, which will include a document that serves as a prospectus and proxy statement of PACI, referred to as a proxy statement/prospectus. A proxy statement/prospectus will be sent to all PACI stockholders. PACI also will file other documents regarding the proposed transaction with the SEC. Before making any voting decision, investors and security holders of PACI are urged to read the registration statement, the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC in connection with the proposed transaction as they become available because they will contain important information about the proposed transaction.

Investors and security holders will be able to obtain free copies of the registration statement, the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC by PACI through the website maintained by the SEC at www.sec.gov.

Participants in the Solicitation

PACI, Volato and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from PACI’s stockholders in connection with the proposed transaction. A list of the names of the respective directors and executive officers of PACI and Volato and information regarding their interests in the business combination will be contained in the proxy statement/prospectus when available. You may obtain free copies of these documents as described in the preceding paragraph.

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of any securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of such other jurisdiction.

Forward-Looking Statements

All statements contained in this Current Report on Form 8-K other than statements of historical facts, contain certain statements that are forward-looking statements. Forward-looking statements may be identified by the use of words such as “estimate,” “plan,” “project,” “forecast,” “intend,” “will,” “expect,” “anticipate,” “believe,” “seek,” “target,” “continue,” “may” or other similar expressions that predict or indicate future events or trends or that are not statements of historical matters, but the absence of these words does not mean a statement is not forward looking. Indications of, and guidance or outlook on, future earnings, dividends or financial position or performance are also forward-looking statements.

These forward-looking statements involve significant risks and uncertainties that could cause the actual results to differ materially, and potentially adversely, from those expressed or implied in the forward-looking statements. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Most of these factors are outside PACI’s and Volato’ control and are difficult to predict. Factors that may cause such differences include, but are not limited to: (i) the occurrence of any event, change, or other circumstances that could give rise to the termination of the Business Combination Agreement; (ii) the outcome of any legal proceedings that may be instituted against PACI and/or Volato following the announcement of the Business Combination Agreement and the transactions contemplated therein; (iii) the inability to complete the proposed Transactions, including due to failure to obtain approval of the stockholders of PACI, certain regulatory approvals, or the satisfaction of other conditions to Closing in the Business Combination Agreement; (iv) the occurrence of any event, change, or other circumstance that could give rise to the termination of the Business Combination Agreement or could otherwise cause the transaction to fail to close; (v) the impact of any pandemic or epidemic on Volato’ business and/or the ability of the parties to complete the proposed Transactions; (vi) the inability to maintain the listing of PACI shares on the NYSE following the proposed Transactions; (vii) the risk that the proposed Transactions disrupt current plans and operations as a result of the announcement and consummation of the proposed Transactions; (viii) the ability to recognize the anticipated benefits of the proposed Transactions, which may be affected by, among other things, competition, the ability of Volato to grow and manage growth profitably, and the ability of Volato to retain its key employees; (ix) costs related to the proposed Business Combination; (x) changes in applicable laws or regulations; and (xi) the possibility that Volato or PACI may be adversely affected by other economic, business, and/or competitive factors. The foregoing list of factors is not exclusive. Additional information concerning certain of these and other risk factors is contained in PACI’s most recent filings with the SEC, including PACI’s Prospectus, filed with the SEC on November 12, 2021. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained herein. All subsequent written and oral forward-looking statements concerning PACI or Volato, the transactions described herein or other matters attributable to PACI, Volato or any person acting on their behalf are expressly qualified in their entirety by the cautionary statements above. Readers are cautioned not to place undue reliance upon any forward-looking statements, which speak only as of the date made. Each of PACI and Volato expressly disclaims any obligations or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in their expectations with respect thereto or any change in events, conditions, or circumstances on which any statement is based, except as required by law.

Item 7.01	Regulation FD Disclosure.

On August 2, 2023, PACI issued a press release announcing its entry into the Business Combination Agreement. The press release is attached hereto as Exhibit 99.1 and incorporated by reference herein.

Furnished as Exhibit 99.2 hereto and incorporated into this Item 7.01 by reference is the investor presentation that PACI and Volato have prepared for use in presentations to potential investors in connection with the Business Combination.

The statements under this Item 7.01 and Exhibits 99.1 and 99.2 are being furnished pursuant to Item 7.01 and will not be deemed to be filed for purposes of Section 18 of the Exchange Act or otherwise be subject to the liabilities of that section, nor will they be deemed to be incorporated by reference in any filing under the Securities Act or the Exchange Act.

Item 9.01	Financial Statements and Exhibits.

(d)	Exhibits.

Exhibit	Description
2.1*	Business Combination Agreement dated as of August 1, 2023, by and among PROOF Acquisition Corp I, PACI Merger Sub. Inc. and Volato, Inc.

10.1	Sponsor Support and Non-Redemption Agreement dated as of August 1, 2023, by and among PROOF Acquisition Corp I, PROOF Acquisition Sponsor I, LLC and Volato, Inc.

99.1	Press release, dated August 1, 2023

99.2	Investor presentation, dated August 2023

104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

*
Certain exhibits and schedules to this Exhibit have been omitted in accordance with Regulation S-K Item 601(b)(2). PACI agrees to furnish supplementally a copy of all omitted exhibits and schedules to the SEC upon its request.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: August 1, 2023	PROOF Acquisition Corp I

	By:	/s/ Michael W. Zarlenga
	Name:	Michael W. Zarlenga
	Title:	General Counsel and Corporate Secretary